UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SIRONA DENTAL SYSTEMS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

806683 10 8

(CUSIP Number)

Timothy P. Sullivan

Nicholas W. Alexos

Madison Dearborn Partners, LLC

Three First National Plaza, Suite 4600

Chicago, Illinois 60602

(312) 895-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Carol Anne Huff

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2200

August 6, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 806683 10 8	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sirona Holdings Luxco S.C.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 28,347,480
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 28,347,480

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,347,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.59%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 806683 10 8	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sirona Holdings S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 28,347,480
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 28,347,480

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,347,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.59%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 806683 10 8	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) MDCP IV Global Investments LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 28,347,480
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 28,347,480

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,347,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.59%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 806683 10 8	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) MDP IV Global GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 28,347,480
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 28,347,480

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,347,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.59%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 806683 10 8	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) MDP Global Investors Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 28,347,480
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 28,347,480

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,347,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.59%
14	TYPE OF REPORTING PERSON (See Instructions) OO

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on September 27, 2005, and as amended by Amendment No. 1 to Schedule 13D filed with the Commission on June 22, 2006 (as amended to the date hereof, the “Statement”) by the persons named therein is hereby amended and supplemented by this Amendment No. 2 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 1. Security and Issuer.

Item 1 of the Statement is hereby amended by deleting the existing Item 1 in its entirety and replacing it as follows:

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)	Sirona Holdings Luxco S.C.A. (“Luxco”), an entity organized under the laws of the Grand Duchy of Luxembourg, by virtue of its direct beneficial ownership of shares of Common Stock of the Company;

(ii)	Sirona Holdings S.A. (“Luxco Manager”), an entity organized under the laws of the Grand Duchy of Luxembourg, by virtue of its being the sole manager of Luxco;

(iii)	MDCP IV Global Investments LP (“MDCP IV Global Investments”), a Cayman Islands limited partnership, by virtue of its being the controlling shareholder of Luxco Manager;

(iv)	MDP IV Global GP, LP (“MDP IV Global GP”), a Cayman Islands limited partnership, by virtue of its being the sole general partner of MDCP IV Global Investments; and

(v)	MDP Global Investors Limited (“MDP Global Investors”), a company incorporated in the Cayman Islands with limited liability, by virtue of its being the sole general partner of MDP IV Global GP,

all of whom are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated August 11, 2009, a copy of which is filed with this Schedule 13D/A as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Certain information required by this Item 2 concerning the executive officers and directors of Luxco Manager and MDP Global Investors is set forth on Schedule A attached hereto, which is incorporated herein by reference.

The address of the principal business office of Luxco is C/o SGG S.A., 412F, route d’Esch, L-1030, Luxembourg, Grand Duchy of Luxembourg. The address of the principal business office of Luxco Manager is C/o SGG S.A., 412F, route d’Esch, L-1030 Luxembourg, Grand Duchy of Luxembourg. The address of the principal business office of each of MDCP IV Global Investments, MDP IV Global GP and MDP Global Investors is c/o Walkers SPV Limited, Walker House, P.O. Box 908GT, Mary Street, George Town, Grand Cayman, Cayman Islands.

Luxco was formed in June of 2005 to acquire Blitz 05-118 GmbH, a corporation established under the laws of the Federal Republic of Germany and to be renamed Sirona Holding GmbH (“Sirona”). Sirona is a parent of Sirona Dental Systems GmbH, which is a manufacturer of dental equipment including treatment units, instruments, dental imaging systems and dental CAD/CAM systems. Luxco Manager is engaged primarily in the business of serving as the manager for Luxco. MDCP IV Global Investments is a private equity investment fund. MDP IV Global GP is engaged primarily in the business of serving as the general partner of MDCP IV Global Investments. MDP Global Investors is engaged primarily in the business of serving as the general partner of MDP IV Global GP.

None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons’ executive officers, managing directors or general partners (as applicable) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons’ executive officers, managing directors or general partners (as applicable) has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended by deleting the existing Item 5 in its entirety and replacing it as follows:

(a)—(b) Luxco has the shared power to vote and dispose of 28,347,480 shares of Common Stock, constituting approximately 51.59% of the outstanding Common Stock. Luxco Manager, as the sole manager of Luxco, may also be deemed to share the power to vote and dispose of the shares of Common Stock. Each of MDCP IV Global Investments, as the controlling shareholder of Luxco Manager; MDP IV Global GP, as the sole general partner of MDCP IV Global Investments; and MDP Global Investors, as the sole general partner of MDP IV Global GP, may be deemed to have the shared power to vote and dispose of the shares of Common Stock held by Luxco.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein. The filing of this Schedule 13D/A by Luxco, Luxco Manager, MDCP IV Global Investments, MDP IV Global GP and MDP Global Investors shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the shares of Common Stock.

All of the percentages calculated in this Schedule 13D/A are based upon an aggregate of 54,944,955 shares of Common Stock outstanding as of August 6, 2009, based upon information provided by the Company.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by the Reporting Persons in the last 60 days.

(d) To the knowledge of the Reporting Persons, no other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended by adding the following immediately prior to first paragraph thereof:

Pursuant to the closing of transactions contemplated by that certain Underwriting Agreement, dated as of August 6, 2009, among the Issuer, J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives to the additional underwriters named therein, and Luxco (the “Underwriting Agreement”), the Reporting Persons sold 7,500,000 shares of Common Stock on August 6, 2009 (the “Shares”) and sold an additional 1,125,000 shares of Common Stock on August 10, 2009 pursuant to the underwriters’ exercise of an over-allotment option granted to them in the Underwriting Agreement. The underwriters purchased the Shares from the Reporting Persons at a purchase price of $22.68 per share that resulted in total proceeds to the Reporting Persons of $195,625,350. The Underwriting Agreement has been filed as an exhibit hereto and is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Item 7 of the Statement is hereby amended by deleting the existing Item 7 in its entirety and replacing it as follows:

Exhibit A	Schedule 13D Joint Filing Agreement, dated August 11, 2009, by and among Luxco, Holdings, MDCP IV Global Investments, MDP IV Global GP and MDP Global Investors.

Exhibit B	Exchange Agreement, dated as of September 25, 2005, by and among Luxco, Sirona and the Company (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on September 26, 2005).

Exhibit C	Registration Statement, dated as of June 20, 2006, between Luxco and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Commission on June 20, 2006).

Exhibit D	Underwriting Agreement, dated as of August 6, 2009, among the Company, J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives to the additional underwriters named therein, and Luxco (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the Commission on August 11, 2009).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: August 11, 2009

SIRONA HOLDINGS LUXCO S.C.A.

By:	Sirona Holdings S.A.
Its:	Manager

By:	/s/ TIMOTHY SULLIVAN
Name:	Timothy Sullivan
Its:	A Director

By:	/s/ MICHEL RAFFOUL
Name:	Michel Raffoul
Its:	B Director

SIRONA HOLDINGS S.A.

By:	/s/ TIMOTHY SULLIVAN
Name:	Timothy Sullivan
Its:	A Director

By:	/s/ MICHEL RAFFOUL
Name:	Michel Raffoul
Its:	B Director

MDCP IV GLOBAL INVESTMENTS LP

By:	MDP IV Global GP, LP
Its:	General Partner

By:	MDP Global Investors Limited
Its:	General Partner

By:	/s/ TIMOTHY SULLIVAN
Name:	Timothy Sullivan
Its:	Managing Director

MDP IV GLOBAL GP, LP.

By:	MDP Global Investors Limited
Its:	General Partner

By:	/s/ TIMOTHY SULLIVAN
Name:	Timothy Sullivan
Its:	Managing Partner

MDP GLOBAL INVESTORS LIMITED

By:	/s/ TIMOTHY SULLIVAN
Name:	Timothy Sullivan
Its:	Managing Director

SCHEDULE A

Directors and Executive Officers of Holdings: Luxco Manager is the sole manager of Luxco and is governed by a Board of Directors consisting of two A Directors and two B Directors. The two A Directors are Timothy P. Sullivan and Nicholas W. Alexos, both of whom are Managing Directors of MDP Global Investors. The two B Directors are Sandrine vanWaveren and Michel Raffoul, both of whom are employees of Services Généraux de Gestion S.A., an independent business service company that performs certain services for Luxco Manager. The principal business address of Timothy P. Sullivan and Nicholas W. Alexos, each of whom is a United States citizen, is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 4600, Chicago, Illinois 60602, telephone (312) 895-1000. The principal business address of Sandrine vanWaveren, who is a citizen of France and a resident of Luxembourg, and Michel Raffoul, who is a citizen of France and a resident of Luxembourg, is c/o SGG S.A., 412F, route d’Esch, L-1030 Luxembourg, Grand Duchy of Luxembourg.

Persons Controlling MDP Global Investors: MDP Global Investors is the sole general partner of MDCP IV Global GP, which is the sole general partner of MDCP IV Global Investments, which is the controlling shareholder of Holdings. The following are the members of MDP Global Investors: Paul R. Wood, Thomas R. Reusche, Cynthia Reusche, David F. Mosher, John A. Canning, Jr., Paul J. Finnegan, Samuel M. Mencoff, James N. Perry Jr., Benjamin D. Chereskin, Timothy P. Sullivan, Nicholas W. Alexos, Justin S. Huscher, Robin P. Selati, Thomas S. Souleles and Gary J. Little GST Exempt Marital Trust. The principal business address of each of these individuals is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 4600, Chicago, Illinois 60602, telephone (312) 895-1000. Each member of MDP Global Investors is a United States citizen.

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and any amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Date: August 11, 2009

SIRONA HOLDINGS LUXCO S.C.A.

By:	Sirona Holdings S.A.
Its:	Manager

By:	/s/ TIMOTHY SULLIVAN
Name:	Timothy Sullivan
Its:	A Director

By:	/s/ MICHEL RAFFOUL
Name:	Michel Raffoul
Its:	B Director

SIRONA HOLDINGS S.A.

By:	/s/ TIMOTHY SULLIVAN
Name:	Timothy Sullivan
Its:	A Director

By:	/s/ MICHEL RAFFOUL
Name:	Michel Raffoul
Its:	B Director

MDCP IV GLOBAL INVESTMENTS LP

By:	MDP IV Global GP, LP
Its:	General Partner

By:	MDP Global Investors Limited
Its:	General Partner

By:	/s/ TIMOTHY SULLIVAN
Name:	Timothy Sullivan
Its:	Managing Director

MDP IV GLOBAL GP, LP.

By:	MDP Global Investors Limited
Its:	General Partner

By:	/s/ TIMOTHY SULLIVAN
Name:	Timothy Sullivan
Its:	Managing Partner

MDP GLOBAL INVESTORS LIMITED

By:	/s/ TIMOTHY SULLIVAN
Name:	Timothy Sullivan
Its:	Managing Director